SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 4 )*
Buffalo Wild Wings, Inc.

(Name of Issuer)
Common Stock, no par value

(Title of Class of Securities)
119848 10 9
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 Pages

CUSIP No.	119848 10 9	SCHEDULE 13G	Page	2	of	7 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kenneth H. Dahlberg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)* *Joint Filing
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	5	SOLE VOTING POWER

NUMBER OF		594,341 (includes 33,902 shares which may be purchased upon exercise of currently exercisable options).

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,040,220

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		594,341 (includes 33,902 shares which may be purchased upon exercise of currently exercisable options).

WITH	8	SHARED DISPOSITIVE POWER

1,040,220

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,634,561 (includes 33,902 shares which may be purchased upon exercise of currently exercisable options or warrants).

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	119848 10 9	SCHEDULE 13G	Page	3	of	7 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carefree Capital, Inc. (41-1922477)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)* * Joint Filing
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Wyoming

	5	SOLE VOTING POWER

NUMBER OF		1,015,220

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,015,220

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,015,220

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	119848 10 9	SCHEDULE 13G	Page	4	of	7 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carefree Capital Partners, Limited Partnership (41-1955678)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)* *Joint Filing
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Wyoming

	5	SOLE VOTING POWER

NUMBER OF		989,012

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		989,012

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	989,012

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

Answer every item. If an item is inapplicable or the answer is in the negative, so state.

Item 1(a)	Name of Issuer:

Buffalo Wild Wings, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

5500 Wayzata Blvd, Suite 1600 Minneapolis, MN 55416

Item 2(a)	Name of Person Filing:

See Cover Pages, Item 1

Item 2(b)	Address of Principal Business Office or, if none, residence:

5500 Wayzata Blvd., Suite 1600 Minneapolis, MN 55416

Item 2(c)	Citizenship:

See Cover Pages, Item 4

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP No.:

See Cover Pages

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act.
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act.
(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act.
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940.
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership

See Cover Pages, Items 5 through 11

Page 5 of 7 Pages

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable

Item 8	Identification and Classification of Members of the Group:

Not applicable

Item 9	Notice of Dissolution of Group:

Not applicable

Item 10	Certifications:

Not applicable

Exhibits	Joint Filing Agreement dated January 30, 2004 among the Reporting Persons — incorporated by reference to Exhibit 1 to initial Schedule 13G filed February 17, 2004.

Page 6 of 7 Pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 11, 2008

/s/ Kenneth H. Dahlberg
Kenneth H. Dahlberg

CAREFREE CAPITAL, INC.
By:	/s/ Paul R. Waldon
Its: President and CEO

CAREFREE CAPITAL PARTNERS, LIMITED PARTNERSHIP BY: CAREFREE CAPITAL, INC., ITS GENERAL PARTNER

By:	/s/ Paul R. Waldon
Its: President and CEO

Page 7 of 7 Pages